INTERNATIONAL THUNDERBIRD GAMING CORPORATION



FOR IMMEDIATE RELEASE   **November 9, 2004**

Contact: Investor Relations
             Albert W. Atallah
             Phone: (858) 668-1808 ext.206
             e-mail: info@thunderbirdgaming.com

Message to our Shareholders on 2004 Third Quarter Results

International Thunderbird Gaming Corporation (CNQ – ITGC.U) announces its financial results for the third quarter ended September 30, 2004. All figures are in US dollars.

Revenues from continuing operations for the third quarter of 2004 were $6.0 million, an increase of 11% over 2003 revenues from continuing operations of $5.4 million for the same period. Net income for the period was $459 thousand compared to an income of $704 thousand in 2003 for the same period. The income for the comparative periods stem from ongoing continuing operations with impact from costs associated with project development. The basic earnings per share were $0.02 in Q3 2004 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.4 million compared to $1.8 million for the same period in 2003. Over $300 thousand of this decline is due to a decrease in Panama's performance, given its current competitive environment.

The Company's working capital improved from a deficiency of $815 thousand at December 31, 2003 to a deficiency of $137 thousand at September 30, 2004. This also marks an improvement of $221 thousand from June 30, 2004. General and administrative costs increased $654 thousand for the quarter compared to the same period in 2003. This increase in G&A expense is attributed to several factors. Costa Rica accounted for $283 thousand of general expenses for the quarter. The Company did not have its Costa Rica operations in Q2 2003. Panama's current period advertising costs exceeded the prior year by $240 thousand, of which the Company's portion is $120 thousand. During the quarter, the Company included in its G&A expense a charge of $105 thousand related to options issued in the period. There was no such expense for Q3 2004. The Company has an in-house design operation in Panama which contributed $140 thousand to the G&A expenses for the quarter. The comparable contribution in 2003 was $20 thousand, which represented the first month of operation. For additional analysis of the Company's year to date results, please refer to the MD&A for the nine months ended September 30, 2004, which can be found on the Company's website and the CNQ website at www.cnq.ca.

In **Panama**, 2004 revenues for casinos with comparable 2003 results posted a 3% decrease for the quarter compared to the same period last year. The Company's Fiesta Casinos in Panama have been affected by heavy competition, primarily at the El Panama location. Management foresees increased and strong competition in this market due to heavy investment from competing operators.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com   website: www.thunderbirdgaming.com

In **Guatemala**, the operation has an average of 37 more machines compared to the third quarter of 2003. Local revenues grew a modest 1.3% for the quarter, compared to the same quarter in 2003. The Fiesta Café continues to generate solid revenues, including $97 thousand for the quarter. The regulatory environment has improved in Guatemala and the Company foresees the potential for expansion of operations in Guatemala in 2005.

In **Nicaragua**, the operations generated $2.3 million in revenues, representing growth of 10% over the $2.1 million of the third quarter in 2003. The Company currently uses the equity method of accounting to record its investment in Nicaragua. The Company completed the acquisition of certain shares owned by the majority shareholder of Buena Esperanza Limitada S.A. ("BELSA"), the Nicaragua affiliate that owns and operates the Fiesta Casino and Pharaoh's casinos in Nicaragua. The Company increased its total direct and indirect ownership interest in BEL from 20.54% to approximately 52%. The Company acquired the shares in part through cash reserves as well as funds borrowed from BANISTMO Bank in Panama. The total acquisition costs for the shares was approximately $1.7 million. The Company expects that its share of the profit from the BELSA operation will be sufficient to re-pay the loan from BANISTMO. Revenue from the BELSA operation is projected to be $10 million annually

In **Venezuela**, the exchange rate is allowed to float but is holding steady at approximately 1900 Bolivars to $1 US dollar. Revenues, in the local currency, for the quarter grew 57% over the comparable period in 2003. The operation has benefited from the addition of its Calypso Bar. The entity posted a $263 thousand gain for the quarter, excluding the impact of extraordinary adjustments. The operations reported net income of $348 thousand for the nine months ended September 30, 2004. The operation continues to meet its local obligations The Company will begin to recognize its share of the net income from the entity when the book value exceeds the amount of outstanding receivables due from the operation.

The Company's 50% interest in **Costa Rica** contributed revenues of $538 thousand for the quarter. The Costa Rica operations began in Q4 2003 and had no impact on the Company's revenue performance in Q3 2003. The Company added an additional 20 machines to its operation during the third quarter. Revenues have grown 27% from Q2 2004. The Company's "Flagship" Fiesta Casino in Costa Rica near the San Jose International Airport adjoining the Hampton Hotel is well into construction. The Company completed a $4.7 million funding for this project. The accredited lender/investor group will repaid over 36 months at an interest rate of 16%. In addition to the repayment of the $4.7 million, the lender/investor group will be entitled to a 20% equity interest in this Fiesta Casino property. The Company's ownership interest in the Fiesta Casino will be approximately 38%. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new table positions. Costa Rica has a population of 3.9 million, a GDP of $32 billion and a per capita GDP of $8,300. The Company expects revenue of nearly $13 million annually from the operation, of which current projects are projected to contribute $8.5 million. The Company's existing operations have grown dramatically from 97 gaming positions to 285 gaming positions since the beginning of the year. In addition, the Company has a participation interest in a slot route with 178 machines. Monthly EBITDA has grown significantly from the beginning of the year.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com   website: www.thunderbirdgaming.com

The Company submitted additional evidence addressing certain points made by Mexico in its final brief in the **NAFTA Arbitration** proceeding. The submittal was necessary but has caused a delay in the Arbitration tribunal's decision. The Company is hopeful that a decision in the case will be made within the next 90 days.

The Company has completed its agreement with a **Philippine** group for the joint ownership of a casino and hotel located in the Rizal district of the Philippines near Manila. The Company formed a subsidiary, Eastbay Resorts Inc., and will own approximately 50% of the operation. The Company is funding from a private bond the $7.5 million cost for the project. The funds will be re-paid to investors over 48 months at an interest rate of 14%. In addition to the repayment of the $7.5 million, the investors will be entitled to a 10% preferred profits interest in the "Fiesta Hotel Casino-Philippines". The Company also is purchasing a 40% interest in a second company, Eastbay Property & Development Inc., which will own approximately 17 hectares of improved and unimproved land containing the casino and hotel project. The Company will be assuming a $3.5 million debt obligation in connection with the ownership of the land containing the casino and hotel project. The Philippines has a population of 86 million, a GDP of $390 billion and a per capita GDP of $4,600. Manila has a population of 11 million. The license to the operating Company was issued on November 9, 2004 by the Government gaming entity, PAGCOR, allowing the project to move forward. The Fiesta Hotel & Casino-Philippines is projected to open by March 15, 2005. The Company expects revenue of approximately $20 million annually from the operation. Importantly, the operations center in Manila will allow expansion into the exciting new gaming market of Southeast Asia.

Casino legislation in **Chile** is expected to be passed into law before year-end, 2004. After various changes made in committee and on the Senate floor, the law should allow for 17 new "15 year" licenses and a 20% gaming tax on revenue. The sector will also be regulated under a new Superintendent of Casinos.

A public bidding process for casino licenses is likely to take place during the second quarter of 2005. The Company is actively working to formulate up to eight bids with a goal of winning two to five new licenses. The bidding process is expected to be highly competitive. Each project will contain a casino along with other tourism-related infrastructure, which the Company believes will be necessary to present competitive bids and to have competitive operations.

Summary:

The Company has progressed well in maximizing market share in each of the countries where it operates. Significant new projects have been developed and will be coming on-line in the first and second quarters in the Philippines and Costa Rica. Although there is greater competition in Panama, management believes the moves to begin operations in the Philippines, increase operations in Costa Rica, acquire additional ownership in Nicaragua and pursue the Chilean business opportunities will advance the Company's business plan. The Company's improving ability to finance new projects has allowed rapid expansion of revenue. Management is encouraged by the Company's ability to fund growth without shareholder dilution as the Company continues to strengthen its balance sheet. The Company expects that its reported revenue by year-end 2005 will be significantly higher than year-end 2004, which will contribute to earnings growth and overall shareholder value.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com   website: www.thunderbirdgaming.com

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. The Q3 interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. The Q3 interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com   website: www.thunderbirdgaming.com